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                                                       OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0116
                                                      Expires:    March 31, 2003
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                                                      hours per response.......8
                                 UNITED STATES        --------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of   June,  2002
                   -----------

                             Great Lakes Power Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name in English)

              BCE Place, 181 Bay Street, Suite 4400, P.O. Box 760,
                        Toronto, Ontario M5J 2T3 CANADA
--------------------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]  Form 40-F [X]

[Indicate by check mark whether the registrant is furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Great Lakes Power Inc.
                                        ----------------------------------------
                                                      (Registrant)

Date June 12, 2002                       By /s/ Alan V. Dean
     ----------------                       --------------------------
                                                      (Signature)*
                                          Alan V. Dean
                                          Vice President and Secretary
------------------
* Print the name and title under the signature of the signing officer.


                              GENERAL INSTRUCTIONS

A.   RULE AS TO USE OF FORM 6-K.

     This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   INFORMATION AND DOCUMENT REQUIRED TO BE FURNISHED.

     Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A [ILLEGIBLE] VALID OMB CONTROL NUMBER.

SEC 1815 (4-97)

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                                  EXHIBIT LIST
                                  ------------

                                                       Sequential
Exhibit   Description                                  Page Number
-------   -----------                                  -----------

   99.1 First Quarter 2002 Interim Report for the three months ended March 31, 2002